UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

                          SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

School Specialty, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

807863105
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. LaGrange Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Lagrange Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. LaGrange Capital Partners Offshore Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. LaGrange Capital Administration, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Frank LaGrange Johnson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 0
7 Sole Dispositive Power 0
8 Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1 (a)	Name of Issuer
School Specialty, Inc.
Item 1 (b)	Address of Issuer’s Principal Executive Offices
W6316 Design Drive Greenville, Wisconsin 54942

Item 2 (a)	Name of Person Filing

This Amendment No. 1 to Schedule 13G is filed by LaGrange Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation (“Capital Partners Offshore Fund”),  LaGrange Capital Management, LLC, a Delaware limited liability company (“Capital Management”), LaGrange Capital Administration, L.L.C., a Delaware limited liability company (“Capital Administration”) and Frank LaGrange Johnson.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2 (b)	Address of Principal Business Office or, if none, Residence
The principal business office of each of the Reporting Persons is 570 Lexington Avenue, 27th Floor, New York, New York 10022.

Item 2 (c)	Citizenship

Capital Partners, Capital Management and Capital Administration are organized under the laws of the State of Delaware.  Capital Partners Offshore Fund is organized under the laws of the Cayman Islands.  Frank LaGrange Johnson is a citizen of the United States of America.

Item 2 (d)	Title of Class of Securities
Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2 (e)	CUSIP Number
807863105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Capital Partners – 0 shares Capital Partners Offshore Fund – 0 shares Capital Management – 0 shares Capital Administration – 0 shares Frank LaGrange Johnson – 0 shares
(b)	Percent of Class
Capital Partners – 0% Capital Partners Offshore Fund – 0% Capital Management – 0% Capital Administration – 0% Frank LaGrange Johnson – 0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Capital Partners – 0 shares Capital Partners Offshore Fund – 0 shares Capital Management – 0 shares Capital Administration – 0 shares Frank LaGrange Johnson – 0 shares
(ii) shared power to vote or to direct the vote
Capital Partners – 0 shares Capital Partners Offshore Fund – 0 shares Capital Management – 0 shares Capital Administration – 0 shares Frank LaGrange Johnson – 0 shares
(iii) Sole power to dispose or to direct the disposition of
Capital Partners – 0 shares Capital Partners Offshore Fund – 0 shares Capital Management – 0 shares Capital Administration – 0 shares Frank LaGrange Johnson – 0 shares
(iv) shared power to dispose or to direct the disposition of
Capital Partners – 0 shares Capital Partners Offshore Fund – 0 shares Capital Management – 0 shares Capital Administration – 0 shares Frank LaGrange Johnson – 0 shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit No.	Description
99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 14, 2013

LaGrange Capital Partners, L.P.

By: LaGrange Capital Management, LLC,
its General Partner

By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its Managing Member

LaGrange Capital Management, LLC

By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its Managing Member

LaGrange Capital Partners Offshore Fund, Ltd.

By: LaGrange Capital Administration, L.L.C.,
its Investment Manager

By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its Managing Member

LaGrange Capital Administration, L.L.C.

By: /s/ Frank LaGrange Johnson
Frank LaGrange Johnson,
its Managing Member

/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, Individually